Exhibit 21.1

SUBSIDIARIES OF AKERNA CORP.

Subsidiary	Place of
Incorporation

MJ Freeway, LLC	Colorado
Solo Sciences Inc.	Delaware
Trellis Solutions Inc.	Ontario, Canada
Akerna Canada Holdings Inc.	Ontario, Canada
Akerna Canada Ample Exchange Inc.	Ontario, Canada
Ample Organics Inc.	Ontario, Canada
Viridian Sciences, Inc.	Delaware
The NAV People Inc.	Delaware
365 Dynamics People Software and Services Ltd	British Columbia, Canada
Akerna Services, LLC	Colorado
Last Call Analytics Inc.	Ontario, Canada